Exhibit 99.2

51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

GreenPower Motor Company Inc. (the “Company” or “GreenPower”)

#240 – 209 Carrall Street

Vancouver, BC V6B 2J2

Item 2	Date of Material Change

November 14, 2025

Item 3	News Release

The news release dated November 14, 2025 was disseminated through Cision.

Item 4	Summary of Material Change

The Company entered into a Securities Purchase Agreement (the “Agreement”) for the issuance of up to US$18 million of Series A Convertible Preferred Shares (the “Financing”) through a facility with an institutional investor (the “Investor”).

Pursuant to the Financing, the Company has issued the initial tranche of (i) 754 Series A Convertible Preferred Shares pursuant to an effective shelf registration statement (the “Public Offering”) and (ii) 425 Series A Convertible Preferred Shares in a concurrent private placement (the “Private Placement”) for gross proceeds of US$1,120,050. The Investor has the right to acquire and the Company has the right to issue additional Series A Convertible Preferred Shares in tranches of up to $2 million, subject to certain terms and conditions, to a total of up to US$16 million.

Each Series A Convertible Preferred Share is eligible to be converted into common shares in the capital of the Company (each, a “Common Share”) based on a specified conversion rate (the “Conversion Rate”) equal to the quotient of 105% of the stated value of each Series A Convertible Preferred Share, plus any additional amounts owing to the Investor at the time of conversion (the “Conversion Amount”), and 125% of the closing price of the Common Shares on NASDAQ on the day prior to the issuance of such Series A Convertible Preferred Shares (the “Conversion Price”).

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

The Company entered into the Agreement for the issuance of up to US$18 million of Series A Convertible Preferred Shares through a facility with the Investor.

Pursuant to the Financing, the Company has issued the initial tranche of (i) 754 Series A Convertible Preferred Shares pursuant to the Public Offering and (ii) 425 Series A Convertible Preferred Shares in the Private Placement for gross proceeds of US$1,120,050. The Investor has the right to acquire and the Company has the right to issue additional Series A Convertible Preferred Shares in tranches of up to $2 million, subject to certain terms and conditions, to a total of up to US$16 million.

Prior to the initial closing date of the Financing, the Company designated an unlimited number of Series A Convertible Preferred Shares, of which 1,179 are issued and outstanding following the Public Offering and Private Placement, and established the special rights and restrictions of the Series A Convertible Preferred Shares (the “Special Rights and Restrictions”). The Special Rights and Restrictions of the Series A Convertible Preferred Shares are summarized below:

General. Each share of the Series A Convertible Preferred Share has a stated value of US$1,000 per share, and when issued, the Series A Convertible Preferred Share will be fully paid and non-assessable.

Ranking. The Convertible Preferred Shares will rank, with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up:

1.	senior to all classes or series of our Common Shares and to all other equity securities issued by us other than equity securities referred to in clauses (2) and (3) below;

2.	on a parity with all equity securities issued by us with terms specifically providing that those equity securities rank on a parity with the Series A Convertible Preferred Shares with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up (the “Parity Stock”);

3.	subject to the consent of the holders of the Series A Convertible Preferred Shares, junior to all equity securities issued by us with terms specifically providing that those equity securities rank senior to the Series A Convertible Preferred Shares with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up (the “Senior Stock”) and;

4.	junior to all of our existing senior indebtedness.

Dividends. The holders of the Series A Convertible Preferred Shares will be entitled to a 9% per annum dividends, computed on the basis of a 360-day year and twelve 30-day months, payable in arrears on the first trading day of each fiscal quarter, beginning with the initial fiscal quarter after the issuance of the Series A Convertible Preferred Shares.

The dividends are payable to each record holder of the Series A Convertile Preferred Shares so long as there has been no Equity Conditions Failure (as defined in the Special Rights and Restrictions), and the Company may, at its option, under certain circumstances, capitalize the dividend by increasing the stated value of each Series A Convertible Preferred Shares or elect a combination of the capitalized dividend and a payment in dividend shares. The number of Common Shares payable is determined by dividing the amount of the dividend (less any capitalized dividend) by the “Dividend Conversion Price”, which is the lowest of (i) the applicable conversion price as in effect on the applicable dividend date, and (ii) 95% of the lowest volume weighted of the Common Shares during the five consecutive trading day period ending and including the trading day immediately preceding the applicable dividend date.

Conversion. The Series A Convertible Preferred Shares are convertible at any time at the option of the holder. Except as provided below, the Series A Convertible Preferred Stock is not convertible into or exchangeable for any other securities or property. Each Series A Convertible Preferred Share may be converted at the holder’s option, at any time after issuance, into fully paid and non-assessable Common Shares at a rate determined by dividing the Conversion Amount by the then-applicable Conversion Price, subject to certain adjustments as provided in the Special Rights and Restrictions. Conversion is effected by delivery of a notice, and the Company must issue the Common Shares promptly, with remedies for delays. Fractional shares are rounded up, and the company bears related issuance and delivery costs. Conversion is subject to a beneficial ownership cap pf 4.99%, such that a holder cannot convert if it would result in ownership of more than this percentage of outstanding Common Shares. In addition to standard conversion, holders have alternate conversion rights, including during certain “Triggering Events,” which allow conversion at an alternative conversion price as set forth in the Special Rights and Restrictions.

Alternate Conversion Upon a Triggering Event. The holders have a right to convert their Series A Convertible Preferred Shares into Common Shares at an “Alternate Conversion Price”, which may be exercised at any time at the holder’s discretion. Alternative Conversion Price means that price which shall be the lowest of (i) the applicable Conversion Price as in effect on the applicable conversion date of the applicable alternate conversion, and (ii) the greater of (x) the “Floor Price” and (y) 95% of the lowest VWAP of the Common Shares during the five consecutive trading day period ending and including the trading day immediately preceding the delivery or deemed delivery of the applicable conversion notice. Floor Price means 20% of the closing sale price on November 13, 2025. Additionally, if a “Triggering Event” occurs, holders can convert their Series A Convertible Preferred Shares during a specified period following the event, using the alternate conversion price. The mechanics of this conversion involve replacing the standard Conversion Price with the Alternate Conversion Price, and in certain cases, adjusting the Stated Value of remaining shares. The section also clarifies that any redemption premium due is intended as a reasonable estimate of the holder’s loss of investment opportunity, not as a penalty.

Redemption. The Company is required to redeem all outstanding Series A Convertible Preferred Shares upon the occurrence of a “Triggering Event”. Triggering Events include, but are not limited to: the suspension or delisting of the our common shares from an eligible market for five consecutive trading days; our failure to timely deliver required shares in connection with a conversion; failure to pay dividends or other amounts when due (after applicable grace periods); bankruptcy or insolvency events; the entry of certain adverse court judgments or orders; defaults on significant indebtedness; breaches of representations, warranties, material covenants or provisions in the governing documents or transaction documents; and the occurrence of a change of control without requisite consent, among other enumerated events. Upon any such “Triggering Event”, and notwithstanding any conversion then required or in process, the Company must immediately redeem, in cash, each Series A Convertible Preferred Share then outstanding at a redemption price equal to the greater of (i) 125% of the Conversion Amount to be redeemed, or (ii) a formula tied to the Conversion Rate and certain market price criteria as outlined in the Special Rights and Restrictions. This redemption obligation is automatic and requires no further action, notice, or demand by the holder, though a holder may waive its right to receive such payment if it chooses. Redemption is also required if a holder exercises its right in connection with a change of control, by delivering a Change of Control Redemption Notice, in which case the Company must redeem the Series A Convertible Preferred Shares subject to such notice for cash at the applicable Change of Control Redemption Price.

Optional Redemption at the Election of the Company. The Company has the right to redeem all outstanding Series A Convertible Preferred Shares at any time, but not less than all, at a redemption price equal to 125% of the greater of the Conversion Amount being redeemed or the product of the Conversion Rate and the greatest closing sale price of the Common Shares during a specified period. The Company must provide a written notice to all holders, which is irrevocable, stating the redemption date, which must be between ten and twenty trading days after the notice date. The redemption price must be paid in cash on the redemption date, and holders may convert their Series A Convertible Preferred Shares into Common Shares before the redemption price is paid. The Company cannot redeem Series A Convertible Preferred Shares if a Triggering Event has occurred and is continuing, but such an event does not affect the holders’ right to convert their Series A Convertible Preferred Shares.

Voting Rights. The holders of the Series A Convertible Preferred Shares shall have no voting power and no right to vote on any matter at any time, either as a separate series or class or together with any other series or class of common shares, and shall not be entitled to call a meeting of such holders for any purpose nor shall they be entitled to participate in any meeting of the holders of Common Shares, except as provided in the Special Rights and Restrictions (or as otherwise required by applicable law).

The Company will pay Digital Offering LLC a cash commission equal to 5.0% of the aggregate gross proceeds from the sale of Series A Convertible Preferred Shares.

The Public Offering was made pursuant to an effective shelf registration statement that has been filed with the U.S. Securities and Exchange Commission (the “SEC”). The prospectus supplement relating to the Public Offering was filed with the SEC and is available on the SEC’s website at http://www.sec.gov Copies of the prospectus supplement and the accompanying prospectus relating to the offering may be obtained from the Company, #240 – 209 Carrall Street, Vancouver, British Columbia V6B 2J2, Canada.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

None.

Item 8	Executive Officer

Fraser Atkinson, CEO, Chairman and Director, (604) 220-8048

Item 9	Date of Report

November 14, 2025

3